

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 27, 2018

Via Email
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14300 N. Northsight Blvd., #208
Scottsdale, AZ 85260

> **Re:** **Zoned Properties, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 13, 2018**
> **Form 10-Q for the quarter ended March 31, 2018**
> **Filed May 10, 2018**
> **File No. 000-51640**

Dear Mr. McLaren:

We issued comments to you on the above captioned filings on May 22, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 12, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities

cc: Laura Anthony, Esq. (via Email)